

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail
Avinoam Cohen
President
Universal Tech Corp.
1608 S. Ashland Ave. #70547
Chicago, Illinois 60608-2013

> **Re: Universal Tech Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 23, 2011**
> **File No. 333-177209**

Dear Mr. Cohen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated November 4, 2011 and your indication that you do not believe that Rule 419 applies to you. Please disclose as much in your registration statement.

2. We note your response to comment five in our letter dated November 4, 2011 and the materials that you have provided. However, it does not appear that you have provided support for your statement on pages 3 and 16: "With traditional investment markets still unsettled and interest rates near historical lows, many upper middle class business people and professionals are seeking investments that are long-term, non-speculative and tangible. Art appeals to this segment for the enjoyment and beauty it brings, as well as associated social and cultural benefits." Please provide us with the report or study that supports this statement or revise it to state that represents management's belief.

Prospectus Summary

3. We note your indication here and elsewhere in your prospectus that to date you "have sold paintings for a total of $24,000." To the extent you continue to include references to the revenues you have earned to date, you must balance out this disclosure with a discussion of the expenses you also incurred and provide any additional information that would make your presentation of revenues as a single financial measure not misleading. Alternatively, please revise to include financial statements and management's discussion and analysis reflecting the most recently completed fiscal quarter.

Description of Business, page 16

4. We note your reference to "online lead forms" on page 22, however, it is not clear where your potential customers will receive such forms and what the forms are intended to accomplish.

Management's Discussion and Analysis or Plan Operation, page 21

5. We note your response to comment 12 in our letter dated November 4, 2011. We reissue our comment. Please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K.

Plan of Operation, page 21

6. Throughout this section, where you indicate that you hope to sell art for a certain amount, such as your indication in the second paragraph at the top of page 22 that you "hope to sell between 2-4 pieces of art for at least $50,000," clarify whether this amount reflects the total of amount of sales, net income or some other amount.

Plan of Distribution, page 25

7. Please provide us with your analysis of how your directors will comply with the Rule 3a4-1 safe-harbor from broker-dealer registration.

Exhibit 23.1

8. Please amend to file a copy of the auditor's consent to the use of their audit report. Please note that the Staff believes a new consent is required with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director